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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. )1

WebMD Health Corp.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
94770V 10 2
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	94770V 10 2	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS: Emdeon Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		48,100,000 Shares Class A Common Stock [2]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		48,100,000 Shares Class A Common Stock

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,100,000 Shares Class A Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

85.8% of Class A Common Stock [3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

[2]	Emdeon Corporation holds all 48,100,000 of the outstanding shares of Class B Common Stock of the Issuer and no shares of Class A Common Stock of the Issuer. The Class B Common Stock is convertible by Emdeon at any time into Class A Common Stock on a share for share basis. Pursuant to Rule 13d-3(d)(1)(i), ownership of the Class B Common Stock is deemed to be beneficial ownership of the Class A Common Stock into which it is convertible for purposes of this Schedule 13G.,

[3]	Emdeon’s ownership percentage is calculated, for purposes of this Schedule 13G, as if the Class B Common Stock it holds were converted into Class A Common Stock. However, since each share of Class B Common Stock is entitled to five votes per share and each share of Class A Common Stock is entitled to one vote per share, Emdeon controls, through its ownership of Class B Common Stock, approximately 96.7% of the combined voting power of the outstanding common stock of the Issuer.

Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

WebMD Health Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

111 Eighth Avenue
New York, New York 10011

Item 2(a).	Name of Person Filing:

Emdeon Corporation

Item 2(b).	Address of Principal Business Office or, if None, Residence:

669 River Drive, Center 2
Elmwood Park, New Jersey 07407-1361

Item 2(c).	Citizenship:

Not applicable.

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

94770V 10 2

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Page 4 of 6 Pages

Item 4.	Ownership[4]
     This information is provided as of February 9, 2005.
(a)	Amount beneficially owned:

48,100,000 shares Class A Common Stock.[5]

(b)	Percent of class:

85.8% of Class A Common Stock.[6]

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 48,100,000 shares of Class A Common Stock.

(ii)	Shared power to vote or to direct the vote: None.

(iii)	Sole power to dispose or direct the disposition of: 48,100,000 shares of Class A Common Stock.

(iv)	Shared power to dispose or to direct the disposition of: None.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

[4]	The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

[5]	Emdeon Corporation holds all 48,100,000 of the outstanding shares of Class B Common Stock of the Issuer and no shares of Class A Common Stock of the Issuer. The Class B Common Stock is convertible by Emdeon at any time into Class A Common Stock on a share for share basis. Pursuant to Rule 13d-3(d)(1)(i), ownership of the Class B Common Stock is deemed to be beneficial ownership of the Class A Common Stock into which it is convertible for purposes of this Schedule 13G.

[6]	Emdeon’s ownership percentage is calculated, for purposes of this Schedule 13G, as if the Class B Common Stock it holds were converted into Class A Common Stock. However, since each share of Class B Common Stock is entitled to five votes per share and each share of Class A Common Stock is entitled to one vote per share, Emdeon controls, through its ownership of Class B Common Stock, approximately 96.7% of the combined voting power of the outstanding common stock of the Issuer.

Page 5 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

Page 6 of 6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006

Date

/s/ Lewis H. Leicher

Signature

Lewis H. Leicher / Senior Vice President

Name / Title